Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

13 April 2018

IMMUTEP COMPLETES $6.31 MILLION SHARE PURCHASE PLAN; RAISES TOTAL OF $13.16 MILLION

SYDNEY, AUSTRALIA—Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) advises that its Share Purchase Plan (“SPP”) closed as planned on 6 April 2018. The Company received applications from eligible shareholders for 300,561,089 new ordinary shares (“New Shares”) at the purchase price of $0.021 per New Share.

Accordingly, the Company has raised A$6.31 million before transaction-related expenses through the SPP. This is in addition to A$6.85 million institutional placement announced on 12 March 2018, bringing the total funds raised from the SPP and institutional placement to A$ 13.16 million.

The funds raised from the SPP and Placement will be used to support Immutep’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes.

“It is great to see so many of our shareholders participate in the Share Purchase Plan, on the same terms as the Placement to Platinum, Australian Ethical and other investors,” said Immutep CEO, Marc Voigt. “I would like to thank our shareholders for their continued support, especially those that have been invested in our Company for some time.”

“This funding provides us with cash reach well into Q4 of calendar year 2019, including funding our new Phase II TACTI-002 clinical trial in different cancer indications in collaboration with MSD. Importantly, by that stage we will have Progression Free Survival data from our Phase IIb AIPAC breast cancer trial, data from all four patient cohorts in our Phase I TACTI-mel trial and potentially also the first data from TACTI-002.”

The Company will issue the New Shares today and holding statements will also be sent today to shareholders advising them of the number of New Shares they have been allotted. The New Shares are expected to commence trading on the Australian Securities Exchange on 16 April 2018 and will rank pari passu with the Company’s existing fully paid ordinary shares on issue.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha, alone or in combination with other therapeutics, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com